             SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).*
----------
* As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25, 1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.- Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                CROWN GROUP, INC.
                       (FORMERLY CROWN CASINO CORPORATION)
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   228216-10-7
                                  ------------
                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                           1230 PEACHTREE STREET, N.E.
                                   SUITE 3100
                           ATLANTA, GEORGIA 30309-3592
                                  404-815-3731
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 NOT APPLICABLE
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                         (Continued on following pages)



                                Page 1 of 6 Pages

CUSIP NO. 228216-10-7                  13D      PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          IRS IDENTIFICATION NO. OF ABOVE PERSON

          EDWARD R. MCMURPHY
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF AND OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    649,540
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   649,540
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          649,540
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                CROWN GROUP, INC.
                       (FORMERLY CROWN CASINO CORPORATION)


                    AMENDMENT NO. 4 TO SCHEDULE 13D FILED BY
                               EDWARD R. MCMURPHY


         This filing constitutes Amendment No. 4 to the Schedule 13D filed by Edward R. McMurphy, the purpose of which is to restate the Schedule 13D pursuant to Rule 13d-2(e) with respect to the $.01 par value common stock of Crown Group, Inc. (the "Company"), the latest amendment to which was filed on August 3, 1998. The following items of Schedule 13D are hereby amended and restated:

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the $0.01 par value common stock (the "Common Stock") of Crown Group, Inc., whose principal executive offices are located at 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Edward R. McMurphy, whose principal business address is 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038. Mr. McMurphy has served as President of the Company since July 1984, as Chief Executive Officer of the Company since January 1988 and as Chairman of the Board since September 1993. Mr. McMurphy has been a director of the Company since its inception in 1983.

         Mr. McMurphy has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. McMurphy is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the filing of Amendment No. 2 to this Schedule 13D, Mr. McMurphy has purchased common stock of the Company in connection with the exercise of certain stock options. Mr. McMurphy either paid cash from his personal funds in payment of the exercise price or surrendered shares of common stock previously owned by him in payment of the exercise price.

ITEM 4. PURPOSE OF TRANSACTION.

         Since the filing of Amendment No. 2 to this Schedule 13D, Mr. McMurphy has made certain dispositions of the common stock of the Company, has exercised certain stock options held by him, and has been granted additional stock options. As a result of the foregoing transactions and as a result of a change in the number of outstanding shares, Mr. McMurphy's percentage ownership in the Company has increased. The number of outstanding shares of the Company as of August 21, 1998 was approximately 10,118,231.

         Mr. McMurphy holds all Company shares owned by him for investment purposes. However, as Chairman of the Board and Chief Executive Officer of the Company, Mr. McMurphy does exercise significant influence over the management and operations of the Company.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

          (a) Mr. McMurphy beneficially owns in the aggregate 649,540 shares or approximately 6.2% of the outstanding shares of the Company, including 275,000 shares subject to presently exercisable (or exercisable within the next sixty days) stock options held by Mr. McMurphy.

          (b) Mr. McMurphy possesses sole voting and investment powers with respect to all shares beneficially owned by him.

          (c) Mr. McMurphy reported the following transactions during the past sixty days.

                    (i) On June 10, 1998, Mr. McMurphy exercised stock options to purchase 25,000 shares at an exercise price of $1.5469 per share, and surrendered on the same date 8,305 shares of common stock in payment of the exercise price of such options.

                    (ii) On June 22, 1998, Mr. McMurphy gifted 10,000 shares of common stock owned by him.

                    (iii) On July 1, 1998, Mr. McMurphy was granted an option to purchase 25,000 shares of common stock at an exercise price of $3.5625 per share.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Currently there are no contracts, arrangements, understandings or relationships between Mr. McMurphy and any other person with respect to any securities of the Company beneficially owned by him that would require disclosure pursuant to this item.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits with this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ Edward R. McMurphy
Date: August 27, 1998                      ------------------------------------
                                           Edward R. McMurphy







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